SilverCrest Metals Inc. Announces Amended Share Allocations

under its Stock Incentive Plans

TSX: SIL | NYSE American: SILV

VANCOUVER, BC - June 4, 2021 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") today announced that its Board of Directors has approved amendments to the Company's new Equity Share Unit Plan (the "SU Plan") and its existing Stock Option Plan ("Option Plan") further to comments on the SU Plan received from an independent proxy advisory firm in order to align these two stock incentive plans with leading governance practices. The SU Plan, as amended, is subject to shareholder approval which is being sought at the Company's annual general meeting to be held on Tuesday, June 15, 2021. The amendments to the Option Plan do not require shareholder approval.

As a result of the amendments, the Company's maximum allocations for the SU Plan and the Option Plan will now be an aggregate of 7% of the outstanding common shares of the Company ("Common Shares") from time to time, broken down as follows:

  SU Plan - 1.5% (reduced from 4%) of the outstanding Common Shares from time to time to settle share units (including restricted share units and performance share units) and deferred share units granted under the SU Plan.
  Option Plan - 5.5% (reduced from 10%) of the outstanding Common Shares from time to time for stock options granted under the Option Plan.

The reduced allocations of Common Shares for the SU Plan and the Option Plan are intended to reduce potential dilution to shareholders of the Company and the potential cost of these two stock incentive plans. At the same time, the Company will still, have the ability to, grant performance-based stock incentives that are aligned with evolving governance standards and the Company's transition towards precious metal production.

The amended and restated SU Plan and Option Plan are available on the Company's website https://silvercrestmetals.com/about-us/governance/.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration and development company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's top priority is on the high-grade, historic Las Chispas mining district in Sonora, Mexico, where it has completed a feasibility study on the Las Chispas Project and is proceeding with mine construction. Startup of production at the Las Chispas Mine is targeted for mid-2022. SilverCrest is the first company to successfully drill-test the historic Las Chispas Property resulting in numerous high-grade precious metal discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.
Contact: Jacy Zerb, Investor Relations
Telephone: +1 (604) 694-1730
Fax: +1 (604) 357-1313
Toll Free: 1-866-691-1730 (Canada & USA)
Email: info@silvercrestmetals.com
Website: www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1